Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009.  The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

The shareholder meeting for the iShares Russell 3000 Growth Index Fund was adjourned until November 19, 2009.  Shareholders of the other Funds approved both proposals.

Proposal 1
To approve a new investment advisory agreement between the Trust and BGFA, on behalf of each Fund, which will take effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Russell 3000	24,271,019	303,669	440,887	-
Russell 3000 Value	2,468,416	39,903	36,624	382,181
Russell Microcap	4,553,485	58,539	78,152	326,184
Russell Midcap	38,891,262	162,123	184,142	-
Russell Midcap Growth	40,667,427	262,479	236,153	-
Russell Midcap Value	46,683,656	534,282	348,193	-

Proposal 2
To approve a change in the classification of the iShares Russell Midcap and iShares Russell Midcap Growth Index Funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Russell Midcap	37,376,351	1,649,091	208,301	3,784
Russell Midcap Growth	37,090,431	2,981,088	1,035,569	58,971

Second Meeting

This proposal was approved by the shareholders of the Trust.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election will take effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

 **           Denotes Trust-wide proposal and voting results.